Exhibit 99.1

ARB IOT Group Limited Unveils Cutting-Edge Smart AI Robot to Revolutionize Fertilization in Agriculture

Kuala Lumpur, Malaysia, March 27, 2025 (GLOBE NEWSWIRE) -- ARB IOT Group Limited (“ARB IOT” or the “Company”) (NASDAQ: ARBB) has unveiled its AI-powered fertilizer system that seamlessly integrates the intelligent multi-functional agricultural robot (“Smart AI Robot”). This innovation is set to revolutionize modern farming by optimising fertilisation processes, enhancing crop yield, and promoting sustainable farming. This advanced AI-powered robot represents a significant leap forward in precision agriculture.

The Smart AI Robot features unmanned field operations, modular design, all-terrain capability, centimetre-level positioning, ultra-long endurance, quick-replaceable battery, and precise operation, among others. It can be widely used in various types of plants such as palm oil, durian, lychee, mango, citrus, and orchards to realize unmanned spraying, mowing, fertilizing and delivery. The Company’s AI-powered fertilizer system will contribute to the materialization of a new mode of environmentally friendly agriculture production, through a series of new energy unmanned robotics and a big data platform that carry out intelligent and standardized management of various types of agricultural plants with fully automated fertilization, pesticide application, diagnostic scanning of plant and fruit conditions, and soil NPK (nitrogen, phosphorus, potassium) measurement.

It is estimated that by 2027, approximately 35% of Malaysia’s oil palm land will be overaged. Currently, only approximately 17% of such land has trees in the optimal four to eight-year range where motorised cutters could be effective—though their performance remains inconsistent. In Sabah and Sarawak, which account for approximately 55% of Malaysia’s oil palm areas, the terrain is dominated by steep hills and vast peatlands.

The Company’s AI-powered fertilizer system utilizes cutting-edge machine learning algorithms and real-time soil data analysis to determine the precise amount of fertilizer needed for each section of farmland. When paired with the Smart AI Robot, the system is able to automate fertilizer application, minimize waste, maximize crop yield, and reduce environmental impact.

“Traditional farming methods often rely on manual labor and generic fertilizer application, leading to inefficiencies and excessive resource consumption. By integrating AI and automation, our Smart AI Robot empowers farmers with more efficient and sustainable farming practices. This technology is a major step towards addressing global food security and environmental challenges” said Dato’ Sri Liew Kok Leong, CEO of ARB IOT. “With our AI-driven solution, farmers can now achieve precision farming at an unprecedented scale, ensuring optimal nutrient distribution tailored to specific crop and soil conditions.”

Key benefits of the integrated Smart AI Robot include:

●	Precision Application: AI-driven data analytics ensure targeted fertilizer distribution, reducing overuse and underuse.

●	Automation and Efficiency: The autonomous agricultural robot reduces the need for manual labor, operating seamlessly across vast farmlands.

●	Sustainability: By minimizing fertilizer runoff and optimizing nutrient absorption, the system supports eco-friendly farming practices.

●	Cost Reduction: The conversion of solid fertilizers to liquid form leads to cost savings by reducing waste and improving absorption efficiency.

●	Real-time Monitoring: The AI system continuously collects and analyzes soil health and crop growth data, allowing for timely adjustments.

The convergence of IoT technology with our smart farming system enables real-time monitoring through strategically placed sensors across plantations. These sensors capture data on soil moisture, temperature, humidity and other key environmental factors, providing farmers with instant insights via a central digital hub. This empowers them to make data-driven decisions, respond proactively to environmental changes and optimize farm productivity.

With a focus on AI-driven advancements, we aim to drive progress in precision agriculture worldwide.

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (IoT) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward looking statements, other than as required by applicable law.

For further information, please contact:

ARB IOT Group Limited

Investor Relations Department

Email: contact@arbiotgroup.com